Exhibit 99.1

NEW GOLD PUBLISHES 2023 ESG REPORTS

PROVIDES CORPORATE ACTIVITIES UPDATE

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, June 4, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce the publication of its 2023 Environmental, Social and Governance Reports (the "2023 ESG Reports") and its 2023 Task Force on Climate-Related Financial Disclosures Report (the "TCFD Report"). New Gold has published an annual ESG Report since 2015 (formerly, the Sustainability Report), reporting on the sustainability-related material topics that matter most to our stakeholders. The 2023 ESG Report and TCFD Report are available on New Gold's Sustainability Microsite, accessible through www.newgold.com.

"New Gold's impressive sustainability performance in 2023 was made possible by the dedicated teams working on the ground to advance our environmental, social and governance performance," stated Patrick Godin, President and CEO. "These 2023 ESG Reports capture our achievements over the past year, but they also showcase the spirit of who we are. At New Gold, we live by our Core Values and our notable performance is an embodiment of these practices. I am proud of our team for their shared achievements in 2023 and look forward to continuing to embed ESG into our operations as One New Gold."

Gillian Davidson, Chair of Technical and Sustainability Committee, commented "As a company, sustainability is core to our strategy and decision making. I am pleased to see the progress of our work and the release of New Gold's 2023 ESG Reports. These reports demonstrate our commitments and priorities in embedding sustainability throughout the organization. During the year, the New Gold team have worked collaboratively internally and externally to advance us towards our sustainability goals, and I congratulate them on a successful year."

New Gold's 2023 ESG Reports were prepared in alignment with the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB) Metals and Mining Standards, the Mining Local Procurement Reporting Mechanism (LPRM) and Task Force on Climate-Related Financial Disclosures (TCFD) recommendations.

2023 ESG Highlights

  Across operations, New Gold achieved a 4% reduction in scope 1 and scope 2 greenhouse gas emissions from 2022, with an overall 8% reduction from New Gold's 2020 baseline year. The reductions were achieved through an increase in the use of battery electric production vehicles at New Afton and increased emissions tracking and mitigation practices at Rainy River.
  Reduction in water withdrawal by 50% across operations. While this reduction is partially associated with below average precipitation, significant work was accomplished to reduce the volume of water required in operations.
  New Gold's total recordable injury frequency rate ("TRIFR") decreased from 0.95 in 2022 to 0.80 in 2023, achieving the lowest consolidated TRIFR in New Gold history. This performance exemplifies New Gold's safety-first culture and what it means to have the Courage to Care.
  Indigenous employees represent 25% of New Gold's workforce across operations. The Company is committed to engaging in ways that foster respectful relationships that are built on trust and acceptance and promote Indigenous cultural awareness throughout its operations.
  New Gold contributed over C$1,000,000 to non-governmental agencies, charities and research institutions in 2023. Striving to go beyond traditional philanthropic practices, New Gold support helps to create long term economic growth and social development in local communities.

Strategic Partnership Agreement with Ontario Teachers' Pension Plan Successfully Closed

The previously announced strategic partnership agreement with Ontario Teacher's Pension Plan at the New Afton Mine closed at the end of May.  The previously announced partnership increased New Gold's effective free cash flow interest in the New Afton Mine increased to 80.1%. Ontario Teachers' free cash flow interest in New Afton has now reduced from 46.0% to 19.9% in exchange for an upfront cash payment of $255 million from New Gold.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 07:00e 04-JUN-24